Exhibit 99.1

Kingsoft Cloud to Hold Annual General Meeting on June 30, 2023

BEIJING, June 1, 2023 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 9:00 a.m. Hong Kong time on June 30, 2023 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments each of the proposed resolutions as set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, a circular in relation to the AGM and the form of proxy for the AGM are attached as Exhibit 99.2, 99.3 and 99.4, respectively, to the current report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) today (the “Report”). Holders of record of ADSs who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs. The form of voting instruction card for holders of ADSs is attached as Exhibit 99.5 to the Report. The AGM Notice, circular, form of proxy and form of voting instruction card are also available on the Company’s website at http://ir.ksyun.com.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2022, with the SEC. The Company’s annual report on Form 20-F can be accessed on the Company’s website at http://ir.ksyun.com and on the SEC’s website at http://www.sec.gov.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; general economic and business conditions in China; assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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